Exhibit 99.172

November 15, 2013

Consent of Independent Auditor

We hereby consent to the use in this Registration Statement on Form 40-F Energy Fuels Inc. of our report dated May 22, 2012 relating to the financial statements of Denison Mines Holding Corp., which appears in such Registration Statement.

Chartered Professional Accountants, Licensed Public Accountants